Exhibit 99.4

EXECUTION VERSION

SINOVAC BIOTECH LTD.

SHAREHOLDERS AGREEMENT

Dated as of July 2, 2018

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6.10	Entire Agreement	24
6.11	Severability	25
6.12	Table of Contents, Headings and Captions	25
6.13	Counterparts	25

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SHAREHOLDERS AGREEMENT

This Shareholders Agreement, dated as of July 2, 2018, by and among Sinovac Biotech Ltd. (the “Company”), and Vivo Capital, LLC (the “Lead Investor”) and Prime Success, L.P. (the “Co-Investor”, and together with the Lead Investor, each an “Investor” and collectively, the “Investors”).

BACKGROUND:

WHEREAS, the Investors and the Company are party to that certain Securities Purchase Agreement (as defined below), pursuant to which, among other things, the Investors agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, Common Shares (as defined below), subject to the terms and conditions set forth in the Securities Purchase Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Company and the Investors are entering into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the date hereof, providing for certain registration rights that the Company is granting to the Investors;

WHEREAS, the execution and delivery of this Agreement and the Registration Rights Agreement is a condition of the Investors and the Company to the Closing;

WHEREAS, in connection with the transactions contemplated by the Securities Purchase Agreement, the Company and the Investors wish to set forth certain understandings between such parties, including with respect to certain governance matters; and

WHEREAS, the Company and the Investors have agreed that the rights and obligations set forth herein shall become automatically effective simultaneously with the Closing (as defined below).

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Article I

INTRODUCTORY MATTERS

1.1           Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“5% Shareholder” means, in connection with a proposed Transfer of Equity Securities of the Company, any Person or Group that has filed a statement of beneficial ownership report on Schedule 13D or Schedule 13G with the SEC which reports such Person’s or Group’s Beneficial Ownership of five percent (5%) or more of the total issued and outstanding Common Shares at the time of such proposed Transfer.

“Acquisition” means any transaction or series of related transactions involving: (a) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, or other transaction that would result in the shareholders of the Company immediately preceding such transaction Beneficially Owning less than thirty-five percent (35%) of the total outstanding Equity Securities in the surviving or resulting entity of such transaction (measured by voting power or economic interest), (b) any transaction, including any direct or indirect acquisition or any tender offer, exchange offer or other secondary acquisition, that would result in any Person or Group Beneficially Owning more than thirty-five percent (35%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest) or (c) any sale, lease, license or other disposition, directly or indirectly, of all or substantially all of the consolidated assets of the Company.

“Acquisition Proposal” means any proposal, offer, inquiry, indication of interest or expression of intent (whether binding or non-binding, and whether communicated to the Company, the Board or publicly announced to the Company’s shareholders or otherwise) by any Person or Group relating to an Acquisition.

“Adjusted Ownership Percentage” has the meaning set forth in Section 4.3(c).

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Agreement” means this Shareholders Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial) that apply to the business and dealings of the Company or its Subsidiaries, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Anti-Money Laundering Laws” means anti-money laundering-related laws, regulations, and codes of practice applicable to the Company, its Subsidiaries and its operations from time to time, including without limitation (a) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (b) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

“Beneficially Own” (including its correlative meanings, “Beneficial Owner” and “Beneficial Ownership”) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, however, that, notwithstanding anything in Rule 13d-3(d)(1)(i) to the contrary, the determination of “Beneficial Ownership” of a Person shall be made after giving effect to the conversion of all options, warrants, rights and convertible or other similar securities outstanding as of any date in question that are held by such Person, irrespective of any conversion or vesting requirement of any such security.

“Board” means the board of directors of the Company.

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“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized by Law to close prior to 5 p.m. New York City Time or remain closed.

“Change of Control” means any transaction or series of related transactions involving: (a) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, or other transaction that would result in the shareholders of the Company immediately preceding such transaction Beneficially Owning less than fifty percent (50%) of the total outstanding Equity Securities in the surviving or resulting entity of such transaction (measured by voting power or economic interest), (b) any transaction, including any direct or indirect acquisition or any tender offer, exchange offer or other secondary acquisition, that would result in any Person or Group Beneficially Owning more than fifty percent (50%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest), (c) any sale, lease, license or other disposition, directly or indirectly, of all or substantially all of the consolidated assets of the Company or (d) the majority of the Directors ceasing to be Continuing Directors.

“Closing” has the meaning set forth in the Securities Purchase Agreement.

“Co-Investor” has the meaning set forth in the Preamble.

“Co-Investor Observer” has the meaning set forth in Section 2.4.

“Common Shares” means the common shares, $0.001 par value per share, of the Company, and any other capital stock of the Company into which such common shares are reclassified or reconstituted.

“Company” has the meaning set forth in the Preamble.

“Company Bylaws” means the By-laws of the Company, as amended.

“Company Charter” means the Articles of Incorporation of the Company, as amended.

“Company Disclosure Schedule” has the meaning set forth in the Securities Purchase Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 4.4.

“Continuing Director” means (a) any Person who is listed on Schedule 1.1, (b) any Director who was nominated for election or elected to the Board with the approval of the majority of the Continuing Directors who were members of the Board at the time of such nomination or election or (c) any Director who was nominated or elected to the Board by individuals referred to in clauses (a) and (b) above constituting at the time of such nomination or election at least a majority of the Board (excluding, in the case of both clause (b) and clause (c), any individual whose initial nomination for, or assumption of office as, a member of the Board occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more Directors by any Person or group of Persons other than a solicitation for the election of one or more Directors by or on behalf of the Board).

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“Control” (including its correlative meanings, “Controlled” and “Controlled by”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.

“Corporate Governance and Nominating Committee” means the corporate governance and nominating committee of the Board, or another committee performing the functions of nominating or selecting Persons for election or appointment to the Board.

“Designee Qualifications” has the meaning set forth in Section 2.2(a)(vi).

“Director” means any director of the Company.

“Director Confidentiality Agreement” means a Confidentiality Agreement, substantially in the form attached as Exhibit A to this Agreement (as it may be modified from time to time by the Corporate Governance and Nominating Committee), which each Director that is not an employee of the Company shall be required to execute as a condition to such Director’s election or nomination for election and any subsequent nomination for election as a Director.

“Director Indemnification Agreement” means an Indemnification Agreement, substantially in the form attached as Exhibit B to this Agreement (as it may be modified from time to time by the Corporate Governance and Nominating Committee), which each Director shall be required to execute as a condition to such Director’s election or nomination for election and any subsequent nomination for election as a Director.

“Dispute” has the meaning set forth in Section 6.8(b).

“Equity Securities” means any and all (a) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (b) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person and (c) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Exchange” shall mean the NASDAQ Stock Market LLC or any other exchange on which the Common Shares are listed.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Exempted Person” has the meaning set forth in Section 4.6.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

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“Group” has the meaning assigned to it in Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder.

“HKIAC” has the meaning set forth in Section 6.8(b).

“Initial Investor Designee” means the individual duly designated by the Lead Investor as the “Investor Designee” (as such term is defined in the Securities Purchase Agreement) and appointed to the Board as of the date hereof, in each case pursuant to Section 5.3 of the Securities Purchase Agreement.

“Investors” has the meaning set forth in the Preamble.

“Investor Acquisition” means any Acquisition in which an Investor Entity is the acquiror.

“Investor Designee” has the meaning set forth in Section 2.1(b).

“Investor Entities” means the Investors and their respective Affiliates.

“Investor Parties” means (a) the Investors and (b) any Investor Permitted Transferee that becomes a party to this Agreement by executing a joinder agreement substantially in the form attached as Exhibit C to this Agreement.

“Investor Permitted Transferee” has the meaning set forth in Section 4.1(b)(ii).

“Issuance Notice” has the meaning set forth in Section 4.2(a).

“Law” means any applicable United States or foreign federal, national, provincial, state, municipal and local laws, statutes, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lead Investor” has the meaning set forth in the Preamble.

“Material Terms” has the meaning set forth in Section 2.1(b).

“Maximum Ownership Percentage” has the meaning set forth in Section 4.3(c).

“New Issuance” has the meaning set forth in Section 4.2(a).

“New Issuance Closing” has the meaning set forth in Section 4.2(c).

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“New Securities” means (a) any Common Shares, (b) any shares of preferred securities or (c) any preferred or debt securities that are convertible into or exchangeable for Common Shares, other than, in each case, any Common Shares or such other securities that are: (i) issued to employees, officers or directors of, or consultants to, the Company or any of its Affiliates pursuant to any plan, agreement or arrangement approved by the Board (or a committee thereof); (ii) issued as consideration in connection with the acquisition by the Company (or any of its Affiliates) of any business, assets or property of any third party, by merger, sale of assets, sale of stock or otherwise; (iii) issued upon conversion or exercise of convertible securities, options, warrants or other similar securities; (iv) distributed or set aside ratably to all holders of Common Shares on a per share equivalent basis; (v) in connection with the bona fide sale by the Company or any of its Subsidiaries of all or substantially all of the Equity Securities of one or more Subsidiaries of the Company; (vi) issued as an “equity kicker” in connection with any debt financing from a financial institution or other equipment or real property loan or leasing arrangement; or (vii) issued upon exercise, redemption or conversion of Rights pursuant to the Rights Agreement.

“Order” means any judgment, order, decision, writ, injunction, decree or arbitration award.

“Per Security Offering Price” has the meaning set forth in Section 4.2(a).

“Percentage Interest” means, with respect to any shareholder(s) of the Company, the Total Share Ownership of such shareholder(s) divided by the total issued and outstanding Common Shares, including shares issued upon conversion or exercise of convertible securities, options, warrants or other similar securities, in each case, deemed to be Beneficially Owned by such shareholder that are not yet issued and outstanding, expressed as a percentage.

“Permitted Transfer” has the meaning set forth in Section 4.1(b).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or Group.

“PRC” means the People’s Republic of China, excluding for purposes of this Agreement only, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.

“Promissory Notes” has the meaning set forth in the Securities Purchase Agreement.

“Reduction Percentage” has the meaning set forth in Section 4.3(c).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Restricted Entity” means (a) that Person listed on Exhibit D-1 and (b) any other Person principally engaged in the business of researching, developing, manufacturing and commercializing vaccines that protect against human infection diseases that, in each case of this clause (b), competes with the Company and is listed on Exhibit D-2 attached hereto, as such list may be amended by the Company acting reasonably and in good faith from time to time, but not more than once every twelve (12) months, by delivery of written notice to Investor no less than one-hundred and twenty (120) days prior to such amendment; provided that for the avoidance of doubt, “Restricted Entity” shall not include any Investor Entity as of the date hereof.

“Restricted Period” means the period commencing on the Closing and ending on the nine (9) month anniversary of the Closing.

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“Rights” means the Series A Junior Participating Preferred Share Purchase Rights issued under the Rights Agreement.

“Rights Agreement” means that certain Rights Agreement, dated as of March 28, 2016, between the Company and Pacific Stock Transfer Company, as rights agent, as amended from time to time.

“Sanctioned Person” means a Person that is (a) the subject of Sanctions, (b) located in or organized under the laws of a country or territory which is the subject of country- or territory-wide Sanctions (including without limitation Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region), or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) other similar governmental bodies with regulatory authority over the Company or any Subsidiary from time to time.

“SEC” means the U.S. Securities and Exchange Commission or any successor agency.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of July 2, 2018, by and among the Investors and the Company.

“Subsidiary” of Investor, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Investor, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Securities the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Securities that would confer Control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Sunset Date” means the earliest date on which (a) the aggregate Percentage Interest of the Investor Entities is less than ten percent (10%) or (b) a Change of Control shall have been consummated or have occurred.

“Total Number of Directors” means the total number of authorized Directors comprising the entire Board.

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“Total Share Ownership” means, as of any applicable date hereunder, and with respect to any Person, the total number of Common Shares (including shares issued upon conversion or exercise of convertible securities, options, warrants or other similar securities) both (a) Beneficially Owned by such Person and (b) in which such Person has the pecuniary interest. For the avoidance of doubt, a Person shall not be deemed to have ownership of a Common Share, for purposes of calculating Total Share Ownership, if such Person has Beneficial Ownership of such Common Share but does not also have the pecuniary interest in such share or, conversely, if such Person has the pecuniary interest in such Common Share but does not also have Beneficial Ownership of such share.

“Transfer” (including its correlative meaning, “Transferred”) shall mean, with respect to any Equity Security, directly or indirectly, by operation of Law, contract or otherwise, (a) to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such Equity Security, (b) to engage in any hedging, swap, forward contract or other similar transaction that is designed to or which reasonably could be expected to lead to or result in a sale or disposition of Beneficial Ownership of, or pecuniary interest in, such Equity Security, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Equity Security or (c) to enter into a short sale of, or trade in, derivative securities representing the right to vote or economic benefits of, such Equity Security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

“Voting Securities” means Common Shares and any other securities of the Company entitled to vote generally in the election of Directors.

1.2           Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to any applicable Law shall be deemed to refer to such law or applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to “days” shall mean calendar days unless otherwise indicated. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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Article II

CORPORATE GOVERNANCE MATTERS

2.1           Composition of the Board.

(a)          Pursuant to the Securities Purchase Agreement and in each case effective as of the Closing:

(i)          the Board shall take all necessary corporate action to increase the Total Number of Directors to six (6), including one (1) Initial Investor Designee; and

(ii)         the Company shall take all necessary corporate action to appoint the Initial Investor Designee to the Board.

(b)          From and after the Closing until the Sunset Date, subject to the terms and conditions of this Article II, the Lead Investor shall have the right (but not the obligation) to designate, and the individuals nominated for election as Directors by or at the direction of the Board or a duly-authorized committee thereof shall include, one (1) individual that meets the Designee Qualifications to serve as a Director (such individual whom the Lead Investor shall actually designate pursuant to this Section 2.1 and who qualifies to serve and is thereafter elected as a Director shall be referred to herein as an “Investor Designee”). Notwithstanding the foregoing provisions of this Section 2.1(b), on and after the Sunset Date, or the earlier date on which any Investor Entity of the Lead Investor intentionally breaches Article III, Section 4.1 or Section 4.3 of this Agreement (the “Material Terms”) in any material respect and such breach continues after written notice from the Company and a ten (10) Business Day opportunity to cure, the Lead Investor shall not be entitled to designate any individual to serve as a Director, and the Investor Designee shall not be entitled to serve as a Director, in each case pursuant to this Agreement.

(c)          In the event that a vacancy is created at any time by the death, disability, retirement, removal or resignation of the Investor Designee, any individual nominated or appointed by or at the direction of the Board or any duly-authorized committee thereof to fill such vacancy shall be, and the Company shall use its reasonable best efforts to cause such vacancy to be filled by, a new designee of the Lead Investor who meets the Designee Qualifications, and the Company and the Board shall use reasonable best efforts, to the fullest extent permitted by Law, at any time and from time to time, to accomplish the same as soon as possible following such designation.

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(d)          For any designation pursuant to this Section 2.1 that occurs after the Closing, in connection with an election of Directors by the shareholders of the Company, the Lead Investor shall identify its designee by written notice to the Company no less than ninety (90) days prior to the date of the meeting of shareholders of the Company called for the purpose of electing Directors or if later, prior to the 10th day after the public announcement of the meeting date. So long as an individual designated by the Lead Investor pursuant to this Section 2.1 meets the Designee Qualifications, the Company shall, to the fullest extent permitted by Law, include such individual in the slate of nominees recommended by the Board at any meeting of shareholders called for the purpose of electing Directors, and use its reasonable best efforts to cause the election of such individual to the Board, including nominating such individual to be elected as a Director as provided herein, recommending such individual’s election, soliciting proxies or consents in favor thereof.

(e)          The Company shall at all times provide the Investor Designee (in his or her capacity as a member of the Board) with the same rights to indemnification, advancement of expenses and exculpation that it provides to other Directors. The Investor Designee and the Company shall execute a Director Indemnification Agreement as a condition to the Investor Designee’s election as a Director. The Investor Designee shall be entitled to receive from the Company and its Subsidiaries, if applicable, the same insurance coverage in connection with his or her service as a member of the Board or any committee thereof as is provided to other Directors. Such insurance coverage shall be provided through customary director and officer indemnity insurance on commercially reasonable terms. The Company shall at all times provide the Investor Designee with compensation, benefits and reimbursement (including of travel expenses) that it provides to the other Directors.

2.2           Qualification of the Investor Designee.

(a)          The Investor Designee shall, as determined by the Corporate Governance and Nominating Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each Director, the rules of the Exchange and applicable Law, at the time of his or her nomination or appointment as a Director and at all times thereafter until such individual ceases to serve as a Director:

(i)          meet and comply in all material respects with any and all policies, procedures, processes, codes, rules, standards and guidelines of the Company applicable to all non-employee Board members, including the Company’s code of business conduct and ethics, securities trading policies and corporate governance guidelines;

(ii)         meet and comply in all material respects with any and all applicable qualifications, standards and other requirements for service as a Director as set forth in the Exchange’s rules;

(iii)        not be involved, during the ten (10) year period prior to his or her nomination or appointment as a Director, in any of the events enumerated in Item 2(d) or Item 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K;

(iv)        not be subject to any Order of any Governmental Entity prohibiting service as a director of any public company;

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(v)         not be an employee, officer, or director of, or consultant to, or be receiving any compensation or benefits from, any Restricted Entity (unless otherwise agreed to by the Corporate Governance and Nominating Committee); and

(vi)        have demonstrated in all material respects good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, investment, management, international business and/or other business experience, qualification and background for purposes of serving as a Director (the requirements set forth in this Section 2.2(a), Section 2.2(b) and Section 2.2(c) being referred to, collectively, as the “Designee Qualifications”).

(b)          As a condition to the Investor Designee’s election or nomination for election and any subsequent nomination for election as a Director, the Investor Designee shall have executed and delivered to the Company a Director Confidentiality Agreement and shall have executed and delivered a consent in the same form as the other non-employee directors to be named as a nominee in any proxy statement or similar materials for any annual meeting or special meeting of shareholders and to serve as a Director if so elected.

(c)          The Investor Designee, as a condition to his or her appointment or election to the Board must be willing to be interviewed by the Corporate Governance and Nominating Committee on the same basis as any other new candidate for appointment or election to the Board and must be reasonably satisfactory to the Corporate Governance and Nominating Committee acting in good faith. The Lead Investor, in its capacity as a shareholder of the Company on behalf of itself and the other Investor Entities, and the Investor Designee, shall deliver such questionnaires and otherwise provide such information as are reasonably requested by the Company in connection with assessing qualification, independence and other criteria applicable to Directors, or required to be or customarily provided by directors, candidates for director, and their respective Affiliates and representatives for inclusion in a proxy statement or other filing required by applicable Law and the rules of the Exchange, in each case to substantially the same extent requested or required of other candidates for appointment or election to the Board after the date hereof.

2.3           Resignations. Notwithstanding anything to the contrary in this Agreement, if, at any time, the Lead Investor is no longer entitled to designate the Investor Designee pursuant to Section 2.1(b), the Lead Investor shall cause, to the fullest extent permitted by applicable Law, the Investor Designee to promptly tender his or her resignation from the Board and any applicable committee of the Board. If the Lead Investor is required to cause the Investor Designee to tender his or her resignation from the Board and the Investor Designee does not promptly tender his or her resignation from the Board, the Investor Designee shall not thereafter be entitled to participate in any meetings, deliberations, votes or other actions as a member of any committee of the Board or as a Director of the Board.

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2.4           Co-Investor Observer. From and after the Closing until the Sunset Date, subject to the terms and conditions of this Article II, the Co-Investor shall have the right (but not the obligation) to designate one (1) representative (the “Co-Investor Observer”) to attend, and the Company shall invite the Co-Investor Observer to attend, all meetings of the Board in a nonvoting observer capacity, at the expense of the Company, and, in this respect, the Co-Investor Observer shall be entitled to receive, and the Company shall provide to the Co-Investor Observer, copies of all notices, minutes, consents and other materials that it provides to the Directors at the same time and in the same manner provided to the Directors; provided, however, the Co-Investor Observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; provided further, that the Company reserves the right to withhold information and to exclude the Co-Investor Observer from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel, result in disclosure of trade secrets or relate to a conflict of interest, or otherwise result in a breach of the Board’s fiduciary duties; provided further, that the Company’s such decision shall be made by the Board in good faith. Notwithstanding the foregoing provisions of this Section 2.1(b), on and after the Sunset Date, or the earlier date on which any Investor Entity of the Co-Investor intentionally breaches the Material Terms in any material respect and such breach continues after written notice from the Company and a ten (10) Business Day opportunity to cure, the Co-Investor shall not be entitled to designate any individual to serve as the Co-Investor Observer, and the Co-Investor Observer shall not be entitled to serve in such capacity, in each case pursuant to this Agreement.

Article III

VOTING MATTERS

3.1           Voting. Until the Sunset Date, at any meeting of shareholders of the Company at which any matter is submitted to a vote of the shareholders of the Company (or if action is taken by written consent of shareholders of the Company in lieu of a meeting), the Investor Parties shall vote, or cause to be voted (including, if applicable, by written consent), all Voting Securities Beneficially Owned by the Investor Entities (a) affirmatively in favor of the election of all of the director designees nominated to serve as a Director (including the Investor Designee nominated in accordance with this Agreement) and (b) consistent with the recommendations of the majority of the Board as to all other matters; provided, that, each Investor Entity shall be permitted to vote its Voting Securities in its discretion with respect to any Acquisition (and any other related matter the approval of which is required to consummate such Acquisition).

3.2           Quorum. Until the Sunset Date, at each meeting of the Company’s shareholders, the Investor Entities shall cause all of the Voting Securities Beneficially Owned by Investor Entities to be present in person or by proxy for quorum purposes, and shall ensure that its broker-designees, if any, have the authority to vote on at least one “routine” matter at a meeting of the Company’s shareholders sufficient to be counted as present for quorum purposes.

Article IV

ADDITIONAL COVENANTS

4.1           Transfer Restrictions.

(a)          During the Restricted Period, no Investor Party shall Transfer any Common Shares, other than pursuant to a Permitted Transfer.

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(b)          “Permitted Transfer” means:

(i)          a Transfer that has been approved in advance by a majority of the independent and disinterested members of the Board;

(ii)         a Transfer to any Investor Entity that is not a Restricted Entity (any such Investor Entity, an “Investor Permitted Transferee”), if such Investor Permitted Transferee shall have agreed in writing to be bound to the same extent as Investor by the obligations of this Agreement by executing a joinder agreement substantially in the form attached as Exhibit C to this Agreement;

(iii)        a Transfer in connection with any Acquisition approved by the Board or a duly-authorized committee thereof (including if the Board or such committee recommends that the Company’s shareholders tender in response to a tender or exchange offer that, if consummated, would constitute an Acquisition); or

(iv)        a Transfer that constitutes a tender into a tender or exchange offer commenced by the Company or any of its Affiliates.

(c)          Following the Restricted Period, each Investor Party shall be free to Transfer any Common Shares; provided, that (i) with respect to any Transfer, other than a Permitted Transfer or an underwritten public offering or an underwritten block trade, the Investor Parties shall not Transfer any Common Shares to (A) any Restricted Entity or (B) any Person or Group that is a 5% Shareholder or that would become a 5% Shareholder as a result of the Transfer, (ii) with respect to any Transfer, other than a Permitted Transfer, that is an underwritten public offering or an underwritten block trade, such Investor Party shall request that the managing underwriter(s) or broker(s) not to Transfer any Common Shares to any Person or Group that is a 5% Shareholder or that would become a 5% Shareholder as a result of the Transfer (unless, in each case, the identity of the Person purchasing the Common Shares is not known to the managing underwriter(s) or broker(s)); provided, that the Investor Parties shall not have any liability for a failure by the managing underwriter(s) or broker to follow such request, and (iii) with respect to a Transfer, other than a Permitted Transfer, that is an underwritten block trade, such Investor Party shall request that the broker(s) not to Transfer any Common Shares to a Restricted Entity (unless the identity of the Person purchasing the Common Shares is not known to such Investor Party or broker(s)); provided, that the Investor Parties shall not have any liability for a failure by the broker(s) to follow such request. For purposes of this Section 4.1(c), the total number of Common Shares issued and outstanding at any time shall be the number specified in the most recent SEC filing of the Company disclosing the total number of Common Shares issued and outstanding.

(d)          Any Transfer or attempted Transfer of Equity Securities of the Company in violation of this Section 4.1 shall, to the fullest extent permitted by applicable Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the books of the Company.

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“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.

THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SHAREHOLDERS AGREEMENT, DATED JULY 2, 2018 (AS IT MAY BE AMENDED FROM TIME TO TIME), BY AND AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO, COPIES OF WHICH ARE PUBLICLY FILED OR ON FILE WITH THE SECRETARY OF THE ISSUER.”

Notwithstanding the foregoing, upon the request of the applicable Investor Party, (i) in connection with any Transfer of Common Shares in accordance with the terms of this Agreement (other than Section 4.1(b)(ii)), the Company shall promptly cause the second paragraph of the legend (or notation) to be removed upon such Transfer if such restrictions would not be applicable following such Transfer, (ii) following receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend (or notation) may be lifted in connection with the Transfer of Common Shares, the Company shall promptly cause the first paragraph of the legend (or notation) to be removed from any Common Shares to be Transferred in accordance with the terms of this Agreement and (iii) to the extent the first and second paragraph of the legend (or notation) would be removed pursuant to this paragraph in connection with any Transfer of Common Shares, the Company shall use reasonable efforts to cause such Common Shares to be registered in the name of The Depository Trust Company’s nominee.

4.2           Right of First Refusal.

(a)          If the Company, at any time or from time to time following the Closing and prior to the Sunset Date, proposes to issue (a “New Issuance”) any New Securities, the Company shall provide each Investor with written notice (an “Issuance Notice”) of such New Issuance at least fifteen (15) Business Days prior to the proposed issuance of such New Securities. The Issuance Notice shall set forth the material terms and conditions of the New Issuance, including (i) the proposed number of New Securities if known or, if not known, an estimate thereof, (ii) a description of the New Securities and proposed manner of sale, (iii) the purchase price per New Security (or conversion price or premium in the event of an offering of convertible debt) (the “Per Security Offering Price”) if known or, if not known, an estimate thereof, and (iv) the proposed issuance date if known or, if not known, an estimate thereof. Each Investor shall be entitled to purchase (either directly or through any other Investor Parties or Investor Permitted Transferees), at the Per Security Offering Price and on the other terms and conditions specified in the Issuance Notice, any portion of such New Securities that does not exceed the Percentage Interest of the Investor Entities immediately prior to such New Issuance. To the extent required by the Laws of Antigua and Barbuda, the Exchange, the Company Charter and the Company Bylaws, the Company shall use its reasonable best efforts, in accordance with the Laws of Antigua and Barbuda, the Exchange, the Company Charter and the Company Bylaws, to obtain the approval (if any) of the shareholders of the Company for any issuance of New Securities to the Investors; provided, however, that no such approval shall delay the issuance of New Securities to any Person other than the Investors.

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(b)          Each Investor may exercise its rights under this Section 4.2 by delivering written notice of its election to purchase (either directly or through any other Investor Parties or their Investor Permitted Transferees) such New Securities to the Company within ten (10) Business Days after receipt of the Issuance Notice, which notice shall specify the number of New Securities requested to be purchased by such Investor. Delivery of such notice shall constitute a binding commitment of Investor to purchase (either directly or through any other Investor Parties or their Investor Permitted Transferees) the amount of New Securities so specified at the Per Security Offering Price and on the terms and conditions specified in the Issuance Notice. If, at the termination of such ten (10) Business Day period, such Investor has not exercised its right to purchase any such New Securities, such Investor shall be deemed to have waived its rights under this Section 4.2 with respect to, and only with respect to, the purchase of the New Securities specified in the applicable Issuance Notice.

(c)          The closing of any sale of New Securities to an Investor, any other Investor Parties or Investor Permitted Transferees pursuant to this Section 4.2 shall take place concurrently with the consummation of the sale of the New Securities on the terms set forth in the Issuance Notice to all other Persons purchasing such New Securities (the “New Issuance Closing”).

(d)          If the Company issues, at the New Issuance Closing, less than all of the New Securities described in the Issuance Notice, then the number of New Securities the applicable Investor (and any other Investor Parties and Investor Permitted Transferees) shall be entitled to purchase in connection with such New Issuance pursuant to this Section 4.2 shall be reduced proportionately and Investor’s notice delivered pursuant to Section 4.2(b) shall be deemed amended to reflect such reduction. If the number of New Securities is reduced as contemplated by this Section 4.2(d), the Company shall not issue or sell the remainder of the New Securities described in the Issuance Notice without again complying with the provisions of this Section 4.2. If the Company issues, at the New Issuance Closing, more than the New Securities described in the Issuance Notice, then the number of New Securities that the applicable Investor (and any other Investor Parties and Investor Permitted Transferees) shall be entitled to purchase in connection with such New Issuance pursuant to this Section 4.2 shall be increased proportionately and Investor’s notice delivered pursuant to Section 4.2(b) shall be deemed amended to reflect such increase.

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(e)          If the New Issuance Closing (other than any over-allotment closing) does not occur within ninety (90) days after the date of the Issuance Notice, the Company shall not issue or sell the New Securities described in the Issuance Notice without again complying with the provisions of this Section 4.2.

(f)          Each Investor (or any other Investor Parties or Investor Permitted Transferees) shall, prior to the closing of any offering pursuant to Rule 144A (or a successor rule) under the Securities Act in which any of them has elected to purchase New Securities pursuant to this Section 4.2, execute and deliver all such documents and instruments as are customarily required in connection with such an offering and are reasonably requested by the Company, including, without limitation, customary investment representations and representations as to its status as the type of offeree to whom a private sale may be made pursuant to the Securities Act, and any failure to deliver or enter into any such documents and instruments at or prior to such closing shall constitute a waiver of the right of first refusal set forth in this Section 4.2 with respect to such New Issuance.

(g)          Notwithstanding the foregoing provisions of this Section 4.2, this Section 4.2 shall not apply and the Investor Entities shall have no rights under this Section 4.2 if, at any time, any Investor Entity intentionally breaches any of the terms of this Agreement or the Confidentiality Agreement in any material respect and such breach continues after written notice from the Company and a ten (10) Business Day opportunity to cure.

4.3           Standstill.

(a)          Subject to Section 4.3(b), on and after the Closing until the Sunset Date, the Investors and the Investor Parties shall not, shall cause their respective Affiliates not to, and shall cause the Investor Parties and their respective Affiliates acting at their direction not to, in any manner, directly or indirectly, without the prior written consent of, or waiver by, the Company:

(i)          acquire, offer to acquire, agree to acquire, or solicit an offer to sell, by purchase or otherwise, Beneficial Ownership of any Equity Securities of the Company (including any rights, options or other derivative securities or contracts or instruments to acquire such ownership that derives its value (in whole or in part) from such Equity Securities (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combinations of the foregoing)) other than: (A) as a result of any stock split, stock dividend or distribution, subdivision, reorganization, reclassification or similar capital transaction involving Equity Securities of the Company; (B) pursuant to Section 4.1(b)(ii) or Section 4.2; or (C) a Transfer between the Investor Parties; provided, that no Investor Party shall be in breach of this Section 4.3(a)(i) as a result of the acquisition by the Investor Designee of any Equity Securities of the Company pursuant to (x) the grant or vesting of any equity compensation awards granted by the Company to the Investor Designee, or (y) the exercise of any stock options, restricted stock units, or similar awards relating to any Equity Securities of the Company granted by the Company to the Investor Designee;

(ii)         make any public announcement or public offer with respect to any merger, business combination, tender or exchange offer, recapitalization, reorganization, restructuring, liquidation, Change of Control or other similar extraordinary transaction involving the Company or any of its Subsidiaries or any acquisition of all or substantially all the assets or indebtedness of the Company (unless such transaction is approved or affirmatively recommended by the Board);

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(iii)        make, knowingly encourage or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act) to vote any Voting Securities, or seek to advise or influence any Person with respect to the voting of, any Voting Securities (other than, in each case, in a manner that is consistent with the Board’s recommendation in connection with a matter);

(iv)        seek election to, or seek to place a representative on, the Board or seek removal of any member of the Board or otherwise act, alone or in concert with others, to seek representation or to control or influence the management, the Board or policies of the Company (other than (A) with respect to the election or removal of the Investor Designee or (B) to vote in accordance with the requirements of Article III);

(v)         call, or seek to call, a meeting of the shareholders of the Company or initiate any shareholder proposal for action by shareholders of the Company;

(vi)        form, join or in any way participate in a Group with respect to Equity Securities (other than a Group consisting solely of the Investor Parties);

(vii)       otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management or the policies of the Company (for the avoidance of doubt, excluding any such act in their capacity as a commercial counterparty, customer, supplier, industry participant or the like);

(viii)      advise or knowingly assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other Persons in connection with any of the foregoing activities;

(ix)         publicly disclose any intention, plan, proposal or arrangement inconsistent with any of the foregoing activities;

(x)          arrange, or in any way provide, directly or indirectly, any financing for the purchase by any Person or Group of any Equity Securities or assets of the Company, other than debt financing for (A) the purchase of assets then being offered for sale by the Company and approved by the disinterested Directors, (B) the Transfer of any Common Shares to an Investor Party or an Investor Permitted Transferee, (C) purchases of any Equity Securities of the Company by an Investor Entity that are permitted by this Agreement and (D) an Investor Acquisition;

(xi)         take any action the Investors or an Investor Party knows, or would reasonably be expected to know, after consultation with outside legal counsel, would require the Company to make a public announcement regarding the possibility of an Acquisition or any of the foregoing activities;

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(xii)        deposit any Equity Securities of the Company into a voting trust or subject any Equity Securities to any agreement or arrangement (including by granting any proxies with respect to the Equity Securities to any third party with respect to the voting of such Equity Securities with any third party) other than (A) to provide for voting solely in accordance with this Agreement or (B) pursuant to any agreement or arrangement of the Investor set forth in the organizational or governance documents of the Investor existing on the date hereof; or

(xiii)       contest the validity of this Section 4.3(a) or initiate or participate in any judicial proceeding to amend, waive, terminate or seek a release of the restrictions contained herein, it being understood and agreed that (A) this Section 4.3 shall not limit (x) the activities of the Investor Designee taken in good faith in his or her capacity as a Director or (y) the participation of the Investor Designee in any Board (or committee of the Board, as applicable) discussions, deliberations, negotiations or determinations, and (B) the Investors shall be responsible for any breach of this Section 4.3 caused by any action taken by any Investor Entity or by a representative of an Investor Entity acting at the direction of any Investor Entity.

(b)          Notwithstanding anything to the contrary in Section 4.3(a), no Investor Party shall be prohibited or restricted from initiating and engaging in private discussions with, and/or making and submitting to, the Company and/or the Board a non-public, confidential Acquisition Proposal so long as such Investor Party does not know, and would not be reasonably expected to know, after consultation with outside legal counsel, that such actions would be reasonably likely to require the Investor, the Company or any other Person to make a public announcement regarding such Acquisition Proposal. For the avoidance of doubt, Section 4.3(a) shall continue to apply except to the extent such provisions would prevent an Investor Party from taking the actions expressly permitted by this Section 4.3(b).

(c)          Notwithstanding anything to the contrary in Section 4.3(a), each Investor may (directly or through any of its Affiliates), at any time and from time to time, purchase Common Shares in open market transactions in an amount that, when aggregated with the number of Common Shares then Beneficially Owned by such Investor and its Affiliates, would not then exceed a percentage of the Common Shares outstanding at such time equal to the lower of (i) ten percent (10%) and (ii) the Adjusted Ownership Percentage (such lower percentage, the “Maximum Ownership Percentage”). The “Adjusted Ownership Percentage” shall initially be equal to ten percent (10%) and, upon each Transfer of Common Shares by an Investor or its Affiliates that (A) is to a Person other than such Investor or its Affiliates and (B) occurs when the aggregate Total Share Ownership of such Investor and its Affiliates, as a percentage of the total number of outstanding Common Shares is less than or equal to ten percent (10%) or causes such percentage to be less than ten percent (10%), shall be reduced by a percentage (the “Reduction Percentage”) equal to the percentage of the total number of outstanding shares of Common Shares that such Transfer of shares of Common Shares constituted, but in no event shall a Reduction Percentage be greater than the difference between ten percent (10%) and the aggregate Total Share Ownership of such Investor and its Affiliates, as a percentage of the total number of outstanding Common Shares, following such Transfer. For purposes of this Section 4.3(c), the total number of Common Shares outstanding at any time shall be the number specified in the latest of (i) the most recent SEC filing of the Company disclosing the total number of Common Shares outstanding or (ii) a written notice from the Company, which will be provided to the Investors as soon as reasonably practicable upon a written request therefor from the Investors following any New Issuance or Acquisition. For the avoidance of doubt, Section 4.3(a) shall continue to apply except to the extent such provisions would prevent an Investor Party from taking the actions expressly permitted by this Section 4.3(c).

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4.4           Information and Access Rights. Until the Sunset Date, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable notice to the Company and at such reasonable times as the Investor Parties may reasonably request, (A) afford the Investor Parties and their respective representatives access to its officers, properties, offices and other facilities and to its books and records, and (B) afford the Investor Parties and their respective representatives with the opportunity to consult with its officers from time to time as the Investor Parties may reasonably request regarding the affairs, finances and accounts of the Company and its Subsidiaries, (ii) to the extent otherwise prepared by the Company and provided to the Board, provide annual operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries, (iii) provide audited annual and unaudited quarterly financial statements and (iv) subject to applicable Law, provide any additional information regarding the affairs, finances and accounts of the Company and its Subsidiaries that is reasonably requested by the Investor Parties from time to time (it being acknowledged that the Company may reasonably withhold information that constitutes a trade secret or other competitively sensitive intellectual property or is subject to attorney-client privilege). Each Investor hereby agrees that, notwithstanding any other provision of this Agreement to the contrary, such Investor and its Affiliates shall be provided confidential information in accordance with and subject to the terms of a Confidentiality Agreement executed and delivered concurrently with the Closing (the “Confidentiality Agreement”).

4.5           Public Announcements. The initial press release with respect to this Agreement shall be a joint press release to be reasonably agreed upon by the Investors and the Company. Thereafter, the Investors and the Company shall consult with each other before issuing any press release, or other public announcement with respect to this Agreement or the matters contemplated hereby and, except in respect of any such press release or other public announcement as may be required by applicable Law or any applicable rule of any securities exchange or association, shall not issue any such press release or other public announcement prior to such consultation. No Investor shall and each Investor shall cause its Affiliates and representatives not to, and the Investors shall cause the Investor Parties and their respective Affiliates acting at their direction not to, in any manner, disparage or cause to be disparaged the Company or its Affiliates or any of its or their respective current or former directors or executive officers, and the Company shall not, shall cause its Affiliates not to, and shall cause its representatives and the representatives of its Affiliates acting at their direction not to, in any manner disparage or cause to be disparaged any of the Investor Parties or any of their respective Affiliates, or any of its or their respective current or former directors, managers or executive officers.

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4.6           Waiver of Corporate Opportunity.

(a)          To the fullest extent permitted by applicable Law, the Company hereby agrees that the Exempted Persons shall not have any obligation to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company or any of its Subsidiaries. To the fullest extent permitted by applicable Law, the Company, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Company and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. The Company hereby further agrees that, subject to Section 4.6(b), each Exempted Person shall have no duty to communicate or offer such business opportunity to the Company (and that there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the Company and the industry in which the Company operates that it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable Law, shall not be liable to the Company or any of its Subsidiaries or shareholders for breach of any fiduciary or other duty, as a director or officer or otherwise, solely by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its Subsidiaries, or uses such knowledge and understanding in the manner described herein. The parties specifically agree that each Exempted Person is an intended third-party beneficiary of this Section 4.6 and is entitled to rely upon and enforce the rights and obligations granted herein. “Exempted Person” shall mean the Investor Designee, the Investors, its Affiliates and each of their respective partners, principals, directors, officers, members, managers, managing directors, operating partners and/or employees, as applicable. In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to the Company if it is a business opportunity that the Company is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Company’s business or is of no practical advantage to it or that is one in which the Company has no interest or reasonable expectancy. The Company hereby covenants and agrees that it shall not take any action, or adopt any resolution, inconsistent with the provisions of this Section 4.6.

(b)          Notwithstanding anything to the contrary in this Section 4.6, the Company does not renounce its interest in, and the provisions of Section 4.6 shall not apply to, any corporate or business opportunity offered to the Investor Designee if such opportunity is offered to such person in his or her capacity as a director or officer of the Company.

4.7           Anticorruption Laws; Anti-Money Laundering Laws.

(a)          The Company covenants that it shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to procure that, the Company’s and its Subsidiaries’ respective directors, officers, employees or agents shall not in the course of his or her actions for, or on behalf of, the Company or its Subsidiaries, to the knowledge of the Company:

(i)          offer, promise, provide, or authorize the provision of any money, property, contribution, gift, entertainment or other thing of value, directly or knowingly indirectly, to any government official, to unlawfully influence official action or secure an improper advantage, or to unlawfully encourage the recipient to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or its Subsidiaries in obtaining or retaining business, or otherwise act in violation of any applicable Anticorruption Laws;

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(ii)         engage in any unlawful dealings or transactions with or for the benefit of any Sanctioned Person, nor otherwise violate Sanctions;

(iii)        violate any Anti-Money Laundering Laws; or

(iv)        invest any earnings from criminal activities in the Company or its Subsidiaries.

(b)          The Company shall promptly notify the Investors of any actual legal proceedings or enforcement action to which the Company or its Subsidiaries is a party, or to the knowledge of the Company, the Company’s and its Subsidiaries’ respective directors, officers, employees or agents in the course of his or her actions for, or on behalf of, the Company or its Subsidiaries is a party, in each case, relating to any breach or suspected breach of any applicable Anticorruption Laws, Anti-Money Laundering Laws or Sanctions.

Article V

REPRESENTATIONS AND WARRANTIES

5.1           Representations and Warranties of the Company. The Company hereby represents and warrants to Investor as follows as of the Closing that, except as set forth in the Company Disclosure Schedule:

(a)          The Company is an international business company, duly incorporated, validly existing and in good standing under the Laws of Antigua. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under the Agreement.

(b)          The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (i) applicable Law, (ii) the organizational documents of the Company or (iii) any contract or agreement to which the Company is a party.

(c)          The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Investors, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

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5.2           Representations and Warranties of the Investors. Each Investor hereby represents and warrants (on a several but not joint basis) to the Company as follows as of the Closing:

(a)          Such Investor is duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization. Such Investor has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b)          The execution and delivery by such Investor of this Agreement and the performance by such Investor of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (i) applicable Law, (ii) its organizational documents or (iii) any contract or agreement to which it is a party.

(c)          The execution and delivery by such Investor of this Agreement and the performance by such Investor of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part. This Agreement has been duly executed and delivered by such Investor and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Investor, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

5.3           No Other Representations or Warranties. Each of the Investors and the Company hereby acknowledges and agrees that except for the express representations and warranties set forth in this Article V, the Securities Purchase Agreement and the Registration Rights Agreement, neither party hereto nor any Person acting on its behalf is making any representation or warranty of any kind, express or implied, in connection with the negotiation, execution or performance of this Agreement, the Securities Purchase Agreement, the Registration Rights Agreement or the transactions contemplated hereby and thereby.

Article VI

GENERAL PROVISIONS

6.1           Termination. Unless otherwise specified herein, this Agreement shall automatically terminate on the date on which the aggregate Percentage Interest of the Investor Entities is less than five percent (5%); provided, that, Section 6.2, Section 6.3, Section 6.7, Section 6.8, Section 6.9, Section 6.10 and Section 6.11 shall survive the termination of this Agreement indefinitely, or as specified therein.

6.2           Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day (b) on the fifth Business Day after dispatch by registered or certified mail (provided, that such form of notice may only be used if dispatched from the country in which the recipient is located), (c) on the next Business Day if transmitted by national or international overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), provided that any notice received by email at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day, in each case to, the addresses set forth on Exhibit E (or to such other Persons or addressees as may be designated in writing by the party to receive such notice).

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6.3           Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified, and the observance of any term hereof may be waived, only by a written instrument executed by (a) the Company and (b) the Investors. Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver. Any amendment, supplement or modification to this Agreement and any waiver of any term hereof effected in accordance with this Section 6.3 shall be binding on each party hereto and all of such party’s successors and permitted assigns, whether or not such party, successor or permitted assign entered into or approved such amendment, supplement or modification.

6.4           Further Assurances. Each party hereto shall sign such further documents and do and perform and cause to be done such further acts and things as any other party hereto may reasonably request to the extent necessary to carry out the intent and accomplish the purposes of this Agreement.

6.5           Assignment. This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned, except by any Investor Party to any Investor Permitted Transferee that has executed a joinder agreement substantially in the form attached as Exhibit C to this Agreement, without the express prior written consent of the other parties hereto, and any attempted assignment, without such consent, will be null and void.

6.6           Action by Investor Majority. Notwithstanding anything herein to the contrary, any actions required or contemplated to be taken hereunder by the Investors shall be effective if taken by the Investors holding a majority of the Common Shares issued to all of the Investors, and any such action by the Investors holding a majority of the Common Shares issued to all of the Investors shall bind all of the Investors,

6.7           Third Parties. Except as set forth in Section 4.6, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

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6.8           Governing Law; Dispute Resolution.

(a)          This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to principles of conflicts of Laws thereof.

(b)          Any dispute, claim, controversy or difference arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity, interpretation, performance or termination or any dispute regarding any noncontractual obligation arising out of or in connection with it (a “Dispute”), shall be determined by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect. The award may be entered in any Court having competent jurisdiction thereof.

(c)          There shall be three (3) arbitrators. The Company and the Investors agree that one arbitrator shall be designated by the claimant side of any arbitration (whether there are one or more claimants) and one arbitrator shall be designated by the respondent side of any arbitration (whether there are one or more respondents). Such arbitrators shall be designated within twenty (20) days of receipt by respondent (or respondents as the case may be) of the notice of arbitration; the third, presiding, arbitrator shall be designated by agreement of the two (2) party-appointed arbitrators within fourteen (14) days of the selection of the party-appointed arbitrators.

(d)          The seat or place of arbitration shall be Hong Kong. The language of the arbitration shall be English.

(e)          This agreement to arbitrate shall be binding upon the Company and the Investors, and their respective successor and assigns. The arbitrators shall have no authority to award consequential, special or punitive damages. The arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, its reasonable attorneys’ fees and costs.

(f)          Except as may be required by Law, no party hereto may disclose the existence, content (including all submissions made to the arbitral tribunal and the transcript of any proceedings) or any and all orders, decisions, and awards issued by the arbitral tribunal without the prior written consent of the other party hereto, unless necessary to protect or pursue a legal right, including the right to seek annulment, recognition, and/or enforcement of any award.

6.9           Specific Performance. Each party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other parties hereto would be irreparably harmed and could not be made whole by monetary damages. Each party hereto accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and agrees that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to specific performance of this Agreement without the posting of bond.

6.10         Entire Agreement. This Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Confidentiality Agreement and the Promissory Notes set forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof other than those expressly set forth herein or in the Securities Purchase Agreement, the Registration Rights Agreement and the Confidentiality Agreement. This Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Confidentiality Agreement and the Promissory Notes supersede all other prior agreements and understandings between the parties with respect to such subject matter.

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6.11         Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (a) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by Law, (b) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by Law and (c) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

6.12         Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

6.13         Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one Agreement (or amendment, as applicable).

[Remainder Of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

COMPANY:

Sinovac Biotech Ltd.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chief Executive Officer

[Signature Page to Shareholders Agreement]

LEAD INVESTOR:

Vivo Capital, LLC

By:	/s/ Albert Cha
Name:	Albert Cha
Title:	Managing Member

[Signature Page to Shareholders Agreement]

CO-INVESTOR:

Prime Success, L.P.

By:	/s/ Wong Kok Wai
Name:	Wong Kok Wai
Title:	Director of the general partner of Prime Success, L.P.

[Signature Page to Shareholders Agreement]

Schedule 1.1

Existing Directors

Weidong Yin

Simon Anderson

Yuk Lam Lo

Meng Mei

Kenneth Lee

Exhibit A

Form of Director Confidentiality Agreement

See attached.

Exhibit B

Form of Director Indemnification Agreement

See attached.

Exhibit C

Form of Joinder Agreement

See attached.

Exhibit D-1

Restricted Entities

SINOBIOWAY AND ITS AFFILIATES

Exhibit D-2

Restricted Entities

KUNMING INSTITUTE OF BIOLOGICAL PRODUCT

SANOFI PASTEUR

MERCK SHARP & DOHME CORP

HUALAN BIOLOGICAL ENGINEERING INC.,

CHANGCHUN INSTITUTE OF BIOLOGICAL PRODUCTS,

CHANGCHUN CHANGSHENG OF BIOLOGICAL PRODUCTS,

ALEPH BIOLOGICAL CO., LTD. (DALIAN YALIFENG

CHINA NATIONAL BIOTEC GROUP CO., LTD.

SHANGHAI INSTITUTE OF BIOLOGICAL PRODUCTS

Exhibit E

Notices

if to the Company:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China

Fax: +86 10 6296 6910

Attention: Head of Investor Relations

Email: yangg@sinovac.com

with a copy (not constituting notice) to:

Latham & Watkins LLP

330 N. Wabash Ave

Suite 2800

Chicago, IL 60611

Fax: (312) 993-9767

Attention:	Bradley C. Faris
Christopher Drewry
Email:	Bradley.Faris@lw.com
Christopher.Drewry@lw.com

if to the Lead Investor or the Co-Investor:

Vivo Capital, LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Fax: (650) 688-0815

Attention: Lawrence Wang

Email: lwang@vivocapital.com

Prime Success, L.P.

c/o Advantech Capital

Suites 1702-03, 17/F

One Exchange Square, 8 Connaught Place

Central, Hong Kong

Fax: (852) 2801 4882

Attention: Director

Email: jinjh@advantechcap.com

with a copy (not constituting notice) to:

Ropes & Gray LLP

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: James T. Lidbury

Email: James.Lidbury@ropesgray.com